3D Systems Corporation has requested confidential treatment pursuant to 17 C.F.R §200.83. This letter omits confidential information (denoted by asterisks) and an unredacted version of this letter has been delivered to the U.S. Securities and Exchange Commission Division of Corporate Finance.

ANDREW M. JOHNSON VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY	DIRECT DIAL: +1 803.326.4003

June 4, 2013

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Stephen Krikorian

Re:	3D Systems Corporation

Form 10-K for the fiscal year ended December 31, 2012

Filed February 25, 2013

Form 8-K

Filed on February 25, 2013

File No. 001-34220

Gentlemen:

In a letter dated April 26, 2013, on behalf of 3D Systems Corporation (the “Company”), I responded to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the above-referenced filings set forth in its comment letter dated April 4, 2013 (the “Comment Letter”). On behalf of the Company, I hereby provide additional information responsive to the request made by Mr. Matthew Crispino in a follow up telephone conversation on May 30, 2013.

Please note that the Company is requesting confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information Requests, 17 C.F.R. §200.83, with respect to portions of the response. Such information is being provided to the Commission in its entirety in hard copy under separate cover along with the request for confidential treatment. Please note that the version of this letter submitted via EDGAR omits confidential information included in the unredacted version delivered to the Staff, and the redactions are denoted in the EDGAR version

3D Systems Corporation   •   333 Three D Systems Circle   •   Rock Hill, SC 29730   •   USA

Phone: 803.326.3900   •   www.3dsystems.com   •   NYSE: DDD

U.S. Securities and Exchange Commission

June 4, 2013

by bracketed asterisks (“[***]”). In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act or otherwise, we respectfully request that we be notified immediately. Please address any notification of a request for access to such information to the undersigned at the address shown above, via telephone at (803) 326-4003, or via fax at (803) 326-4796.

For convenience of reference, I have set forth below Mr. Crispino’s request for additional information in bold, italicized text before the response.

[Remainder of page intentionally left blank.]

CONFIDENTIAL TREATMENT REQUESTED BY 3D SYSTEMS CORPORATION

3D SYSTEMS 06042013-2

U.S. Securities and Exchange Commission

June 4, 2013

For each of the Company’s twelve acquisitions during 2011, please provide a table disclosing the 2012 revenue that was considered acquired revenue.

Rule 83 confidential treatment request made by 3D Systems Corporation; Request Number 1.

Revenue from acquisitions (in thousands)		Q1 2012	Q2 2012	Q3 2012	Q4 2012	2012 Total
Acq Date	2012 acquisitions
Jan-12	Z Corporation	[******]	[******]	[******]	[******]	[******]
Jan-12	Vidar Systems Corporation	[******]	[******]	[******]	[******]	[******]
Apr-12	Fresh Fiber B.V	[******]	[******]	[******]	[******]	[******]
Apr-12	Kodama Studios (My Robot Nation)	[******]	[******]	[******]	[******]	[******]
Apr-12	Paramount Industries	[******]	[******]	[******]	[******]	[******]
May-12	Bespoke Innovations	[******]	[******]	[******]	[******]	[******]
Jul-12	Viztu Technologies	[******]	[******]	[******]	[******]	[******]
Oct-12	TIM The Innovative Modelmakers B.V.	[******]	[******]	[******]	[******]	[******]
Oct-12	INUS Technologies (Rapidform)	[******]	[******]	[******]	[******]	[******]
	Revenue from 2012 acquisitions	[******]	[******]	[******]	[******]	[******]
Acq Date	2011 acquisitions	[******]	[******]	[******]	[******]	[******]
Jan-11	National RP Support	[******]	[******]	[******]	[******]	[******]
Feb-12	Quickparts	[******]	[******]	[******]	[******]	[******]
Mar-11	Accelerated Technologies (ATI)	[******]	[******]	[******]	[******]	[******]
Apr-11	Print 3D Corporation	[******]	[******]	[******]	[******]	[******]
Apr-11	Sycode	[******]	[******]	[******]	[******]	[******]
May-11	The 3dStudio.com	[******]	[******]	[******]	[******]	[******]
May-11	Freedom of Creation	[******]	[******]	[******]	[******]	[******]
Jul-11	Alibre Inc	[******]	[******]	[******]	[******]	[******]
Aug-11	Content Media (Botmill)	[******]	[******]	[******]	[******]	[******]
Sep-11	Formero Pty	[******]	[******]	[******]	[******]	[******]
Oct-11	Kemo Modelmakerij	[******]	[******]	[******]	[******]	[******]
Nov-11	Huntsman (Renshape & Digitalis)	[******]	[******]	[******]	[******]	[******]
	Revenue from 2011 acquisitions	[******]	[******]	[******]	[******]	[******]
	Adjustments*	[******]	[******]	[******]	[******]	[******]
	Total acquired revenue in 2012	[******]	[******]	[******]	[******]	[******]

	Total 2012 Revenue	$77,920	$83,610	$90,532	$101,571	$353,633
	Less 2012 Acquired Revenue	[******]	[******]	[******]	[******]	[******]
	Total 2012 Organic Revenue	[******]	[******]	[******]	[******]	[******]
	Less 2011 Revenue	(47,896)	(55,128)	(57,538)	(69,861)	(230,423)	[B]
	2012 Organic Revenue Increase	[******]	[******]	[******]	[******]	[******]	[A]

	Organic Growth	26.1%	19.9%	26.2%	18.8%	22.4%	[A/B]

*[******]

CONFIDENTIAL TREATMENT REQUESTED BY 3D SYSTEMS CORPORATION

3D SYSTEMS 06042013-3

U.S. Securities and Exchange Commission

June 4, 2013

* * * * * *

We deeply appreciate the Staff’s availability by phone to further assist the company and trust that the foregoing adequately responds to the comments.

Please do not hesitate to contact me at (803) 326-4003 if you have any questions regarding our responses. We would welcome the opportunity to discuss this matter if not addressed to your satisfaction above with appropriate persons on the Staff with the objective of resolving any remaining open concerns of the Staff.

Very truly yours,

/s/ Andrew M. Johnson

Andrew M. Johnson
Vice President, General Counsel and Secretary

cc:	Abraham N. Reichental

Damon J. Gregoire

CONFIDENTIAL TREATMENT REQUESTED BY 3D SYSTEMS CORPORATION

3D SYSTEMS 06042013-4